Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	XTI Aircraft Company
Offering Statement on Form 1-A
Post-qualification Amendment No. 6
File No. 024-10500
Filed August 4, 2017

August 25, 2017

Dear Mr. Dobbie:

On behalf of XTI Aircraft Company (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on August 29, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ David Brody

David Brody

Chairman and President

XTI Aircraft Company